                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                            ________________________

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. _____)

                            ________________________

                           ENCORE COMPUTER CORPORATION
                              (Name of the Issuer)

                           ENCORE COMPUTER CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    292555109
                      (CUSIP Number of Class of Securities)

                            Thomas N. Rich, Treasurer
                           Encore Computer Corporation
                             34929 Curtis Boulevard
                              Eastlake, Ohio 44095
                                 (440) 953-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                            ________________________

                                 with a copy to:
                              Richard Cirillo, Esq.
                                 King & Spalding
                           1185 Avenue of the Americas
                             New York, NY 10036-4003

This statement is filed in connection with (check the appropriate box):

a    [X]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c.   [_]  A tender offer.

d.   [_]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
       Transactional Valuation*                    Amount of Filing Fee
--------------------------------------------------------------------------------
       $3,145,000                                  $629.00
--------------------------------------------------------------------------------

*Estimated solely for the purposes of calculating the filing fee. The filing fee was calculated pursuant to Exchange Act Rule 0-11(c) and represents the estimated aggregate payments that Encore Computer Corporation will make to its security holders in connection with the proposed compromise and settlement of In re Encore Computer Corporation Shareholders Litigation.

[_] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:                       Filing Party:
        Form or Registration Number:                  Date Filed:

                                  INTRODUCTION

     Encore Computer Corporation, a Delaware corporation (the "Company") is filing this Rule 13e-3 Transaction Statement (the "Statement") in connection with the proposed compromise and settlement of the litigation entitled In re Encore Computer Corporation Shareholders Litigation (Civil Action No. 16044), which is pending in the Court of Chancery of the State of Delaware in and for New Castle County (the "Proposed Settlement"). In connection with the Proposed Settlement, the Company will use all of its assets to make certain court approved payments to its existing and former stockholders. Thereafter, the Company will have no assets and will be dissolved and liquidated in accordance with Delaware law. In connection with such dissolution and liquidation, all of the Company's common stock will be cancelled.

     An information statement on Schedule 14C relating to the Proposed Settlement and the Company's subsequent dissolution and liquidation (the "Information Statement") has been filed with the Securities and Exchange Commission (the "Commission") on the date hereof. The information in the Information Statement is expressly incorporated by reference in response to the items of this Statement. The cross-reference sheet that follows shows the location in the Information Statement of information required to be included in response to the items of this Statement. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Information Statement.

Schedule 13E-3 Item Number                 Location in the Information Statement
--------------------------                 -------------------------------------
Item 1    Summary Term Sheet               Summary of Proposed Transaction

Item 2    Subject Company Information
          (corresponding subsection of
          Item 1002 of Regulation M-A)

  (a)     Name and address                 Summary of Proposed Transaction

  (b)     Securities                       The Company

  (c)     Trading Market and Price         Market for Our Securities

  (d)     Dividends                                *

  (e)     Prior Public Offerings           Not Applicable

  (f)     Prior Stock Purchases            Not Applicable

Item 3    Identity and Background of
          Filing Person (corresponding
          subsection of Item 1003 of
          Regulation M-A)

  (a)     Name and Address                         *

  (b)     Business and Background of               *
          Entities

  (c)     Business and Background of               *
          Natural Persons

          Natural Persons

Item 4    Terms of the Transaction
          (corresponding subsection of
          Item 1004 of Regulation M-A)

  (a)     Material Terms                   The Proposed Settlement; Reasons for
                                           and Benefits of the Proposed
                                           Settlement; Voting Securities and
                                           Stockholders Entitled to Vote

  (b)     Purchases                        Interests of Certain Persons in the
                                           Proposed Settlement

  (c)     Different Terms                  The Proposed Settlement; Ability to
                                           Opt Out of Proposed Settlement

  (d)     Appraisal Rights                 Dissenters' Rights

  (e)     Provisions for Unaffiliated             *
          Security Holders

  (f)     Eligibility for Listing or       Not Applicable
          Trading

Item 5    Past Contracts, Transactions,
          Negotiations and Agreements
          (corresponding subsection of
          Item 1005 of Regulation M-A)

  (a)     Transactions                     Not Applicable

  (b)-(c) and (e) Significant Corporate    Background; Description of the
          Events, Negotiations or          Action; The Proposed Settlement;
          Contracts and Agreements         Releases
          Involving the Subject
          Company's Securities

Item 6    Purposes of the Transaction
          and Plans or Proposals
          (corresponding subsection of
          Item 1006 of Regulation M-A)

  (b)     Use of Securities Acquired       The Dissolution

  (c)     Plans                            The Proposed Settlement; The
                                           Dissolution; Market for Our
                                           Securities; Reporting Obligations
                                           Under the Securities Exchange Act of
                                           1934

Item 7    Purposes, Alternatives,
          Reasons and Effects
          (corresponding subsection of

          Item 1013 of Regulation M-A)

  (a)     Purposes                         The Proposed Settlement; Reasons for
                                           and Benefits of the Proposed
                                           Settlement

  (b)     Alternatives                     Background; Description of the Action

  (c)     Reasons                          Reasons for and Benefits of the
                                           Proposed Settlement

  (d)     Effects                          The Proposed Settlement; Effect of an
                                           Order and Final Judgement of the
                                           Court of Chancery; Releases; The
                                           Dissolution; Ability to Opt Out of
                                           Proposed Settlement; Market for Our
                                           Securities; Reporting Obligations
                                           Under the Securities Exchange Act of
                                           1934

Item 8    Fairness of the Transaction
          (corresponding subsection of
          Item 1014 of Regulation M-A)

  (a)-(b) Fairness, Factors Considered     Reasons for and Benefits of the
          in Determining Fairness          Proposed Settlement; Fairness of
                                           Proposed Settlement and Dissolution
                                           and Liquidation

  (c)     Approval of the Security         Voting Securities and Stockholders
          Holders                          Entitled to Vote

  (d)     Unaffiliated Representative      Fairness of Proposed Settlement and
                                           Dissolution and Liquidation

  (e)     Approval of Directors            Fairness of Proposed Settlement and
                                           Dissolution and Liquidation

  (f)     Other Offer                      Not Applicable

Item 9    Reports, Opinions, Appraisals
          and Negotiations
          (corresponding subsection of
          Item 1015 of Regulation M-A)

  (a)     Report, Opinion or Appraisal     Fairness of Proposed Settlement and
                                           Dissolution and Liquidation

  (b)     Preparer and Summary of          Not Applicable
          Report, Opinion or Appraisal

  (c)     Availability of Documents        Not Applicable

Item 10   Source and Amounts of Funds
          or Other Consideration
          (corresponding subsection of

         Item 1007 of Regulation M-A)

    (a)  Source of Funds                  The Proposed Settlement

    (b)  Conditions                       Not Applicable

    (c)  Expenses                               *

    (d)  Borrowed Funds                   Not Applicable

Item 11  Interest in Securities of the
         Subject Company
         (corresponding subsection of
         Item 1008 of Regulation M-A)

    (a)  Securities Ownership             Security Ownership of Certain
                                          Beneficial Owners and Management

    (b)  Securities Transactions          Not Applicable

Item 12  The Solicitation or
         Recommendation
         (corresponding subsection of
         Item 1012 of Regulation M-A)

    (d)  Intent to Tender or Vote in a    Interests of Certain Persons in the
         Going Private Transaction        Proposed Settlement; Voting Securities
                                          and Shareholders Entitled to Vote

    (e)  Recommendations of Others        Not Applicable

Item 13  Financial Statements
         (corresponding subsection of
         Item 1010 of Regulation M-A)

    (a)  Financial Information            Incorporated by reference from the
                                          Company's Annual Report on Form 10-K
                                          for the fiscal year ended December 31,
                                          2001 and Quarterly Report on Form 10-Q
                                          for the quarter ended June 30, 2002.

    (b)  Pro Forma Information            Not applicable.

Item 14  Persons/Assets, Retained,
         Employed, Compensated or
         Used (corresponding
         subsection of Item 1009 of
         Regulation M-A)

    (a)  Solicitations or                 Not Applicable
         Recommendations

    (b)   Employees and Corporate              Not Applicable
          Assets

Item 15   Additional Information
          (corresponding subsection of
          Item 1011 of Regulation M-A)

    (b)   Other Material Information           Not applicable.

Item 16   Exhibits (corresponding
          subsection of Item 1016 of
          Regulation M-A)

    (a)                                        Information Statement; Notice of
                                               Pendency of Class Action,
                                               Proposed Settlement of Class
                                               Action and Settlement Hearing

    (b)                                        Not applicable

    (c)                                        Not applicable

    (d)                                        Stipulation and Agreement of
                                               Compromise, Settlement and
                                               Release

    (f)                                        Not applicable

    (g)                                        Not applicable

-------------------
* These items are located solely in this Statement.

     For purposes of the following responses to this Statement, cross reference is made to the Information Statement, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the "Form 10-K"), the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (the "Form 10-Q"), and the Company's Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2002 (the "Form 10-Q/A").

     References herein to Items 1000 through 1016 correspond to such numbered items of Regulation M-A.

Item 1. Summary Term Sheet

     In response to Item 1001, the information appearing under the caption "Summary of Proposed Transaction" in the Information Statement is incorporated herein by reference.

Item 2. Subject Company Information

     In response to the following subsections of Item 1002:

     (a) The name of the subject company is Encore Computer Corporation. The address of the Company's principal executive offices is 34929 Curtis Boulevard, Eastlake, Ohio 44095, and the Company's telephone number at that address is
(404) 953-5000.

     (b) The securities that are subject to the Rule 13e-3 transaction are the shares of the Company's common stock, par value $.01 per share, of which 80,746,722 shares were outstanding as of June 30, 2002.

     (c) The information appearing under the caption "Market for Our Securities" in the Information Statement and under "Item 5 - Market for Registrant's Common Equity and Related Stockholder Matters" in the Form 10-K is incorporated herein by reference.

     (d) The information appearing under the caption "Item 5 - Market for Registrant's Common Equity and Related Stockholder Matters" in the Form 10-K is incorporated herein by reference.

     (e)-(f) Not applicable.

Item 3. Identity and Background of Filing Person

     In response to the following subsections of Item 1003:

     (a)-(c). This Statement is being filed by Encore Computer Corporation. The address of the Company's principal executive offices is 34929 Curtis Boulevard, Eastlake, Ohio 44095, and the Company's telephone number at that address is
(404) 953-5000.

     Gould Electronics Inc. is a Delaware corporation which is primarily engaged in the production of printed circuit materials and optoelectronic products and operates 12 facilities in North America, Europe, and Asia. Its headquarters are located at 34929 Curtis Boulevard, Eastlake, Ohio 44095. Gould Electronics is a wholly-owned subsidiary of Japan Energy Corporation.

     Japan Energy Corporation, headquartered in Tokyo, is the parent organization for a worldwide group of businesses (which includes Gould Electronics) providing materials to the printed circuit board industry. Japan Energy first began supplying materials to the printed circuit board industry when it formed a joint venture with Gould Electronics, Nikko Gould Foil, in 1981 and in 1988, it acquired Gould Electronics. The address of its principal executive offices is 2-10-1, Toranomon, Minato-ku, Tokyo 105-8407, Japan.

     The following are the names, addresses, business and background of each person or entity who is either an executive officer or director of the Company or a person controlling the Company:

Encore Computer Corporation

     Kenneth G. Fisher (age 71): Mr. Fisher was a founder of the Company and has served as a Director, Chairman and Chief Executive Officer of the Company since the Company's inception in May 1983. He was the Company's President from its inception until December 1985 and also served in that capacity from December 1987 to January 1991. In November of 1998, Mr. Fisher was terminated as Chief Executive Officer of the Company. From January 1982 until May 1983, Mr. Fisher was engaged in private venture transactions. From 1975 to 1981, Mr. Fisher was President and Chief Executive Officer of Computervision (formerly Prime Computer, Inc.). Before joining Computervision, Mr. Fisher was Vice President of Central Operations for Honeywell Information Systems, Inc.

     Rowland H. Thomas (age 66): Mr. Thomas has been a member of the Board of Directors since December 1987 and Chief Operating Officer since June 1989. He also served as President of the Company from January 1991 until September 1998. From June 1989 to January 1991, Mr. Thomas served as Executive Vice President of the Company. In January 1988, he was named President and Chief Executive Officer of Netlink Inc. Prior to joining Netlink, Mr. Thomas was Senior Executive Vice President of National Data Corporation, a transaction processing company, a position he held from June 1985 to January 1988. From May 1983 through June 1985, Mr. Thomas was Executive Vice President and Senior Vice President at National Data Corporation.

     C. David Ferguson (age 60): Mr. Ferguson has been a member of the Board of Directors since April 1989. He was the President and Chief Executive Officer and a director of Gould Electronics Inc., a position he held from October 1988 until his retirement in December 2001. Prior to such time, he served as Executive Vice President, Materials and Components, at Gould Electronics Inc.'s Foil Division from 1986 until October 1988. He transferred to the Foil Division in 1967 from the Gould Engine Parts Division where he began his career in 1963.

     Thomas N. Rich (age 50): Mr. Rich has been a member of the Board of Directors since November 1997 and has served without pay as Treasurer of the Company since March 1999. He is presently Vice President-Finance, Secretary and Treasurer at Gould Electronics Inc., a position he has held since January 2002. From July 1994 until January 2002, he was Vice President-Finance and Corporate Controller. From December 1991 until July 1994, he was Vice President-Corporate Controller at Gould Electronics Inc. Prior to assuming that position, Mr. Rich was Vice President-Financial Controller since joining Gould Electronics Inc. in July 1990. From 1973 through June 1990, Mr. Rich was employed at Ernst & Young, an international professional services firm. He holds a B.A. degree in Accounting from Duke University.

     Michael C. Veysey (age 57): Mr. Veysey has been a member of the Board of Directors since November 1997 and was named President of the Company in March 1999. He was Senior Vice President, General Counsel and Secretary at Gould Electronics Inc., a position he held from July 1992 until December 2001. From January 1989 to July 1992, he was Vice President, General Counsel and Secretary at Gould Electronics Inc. Prior to assuming that position, Mr. Veysey had held various positions in Gould Electronics Inc.'s Law Department since 1980. Mr. Veysey holds a J.D. degree from Boston College Law School.

     Each of the foregoing individuals is a citizen of the United States and, unless otherwise indicated, each of their business addresses is c/o Encore Computer Corporation, 34929 Curtis Boulevard, Eastlake, Ohio 44095.

Gould Electronics Inc.

     Terry R. Basehore: Mr. Basehore has served as President and General Manager of Gould Optronics since February 1, 2000. Prior to that he was Vice President of Sales for Gould Fiber Optics from July 1999 to January 2000. From 1997 to July 1999, he was Director of U.S. Field Sales for AMP, Inc.

     David P. Burgess: Mr. Burgess has served as Vice President Specialty Products for Gould Electronics Inc. since August 2000. From January 1980 until August 2000, he held various engineering, operations, quality and senior management positions for Gould.

     Jamie H. Chamberlain: Mr. Chamberlain has served as Vice President Operations for Gould Electronics Inc. since January 2002. Prior to that he was Vice President Technical Lamination for Gould Electronics Inc. from July 2000 to January 2002. From January 1994 to July 2000, he was Vice President U.S. Operations for Gould Electronics Inc.

     L. Joseph Huss: Mr. Huss has served as President and Chief Executive Officer of Gould Electronics Inc. since January 2002 and is also a Director. He began his career at Gould in March 1980 as Director of Personnel for the Foil Division and in 1988 he was appointed Vice President of Human Resources.

     William J. Orth: Mr. Orth has served as Vice President Sales and Marketing-Lamination of Gould Electronics Inc., Electronic Materials since January 2002. From 1993 to January 2002, he served as Vice President U.S. Sales for the Foil Division of Gould Electronics Inc.

     Thomas N. Rich: Mr. Rich has served as Vice President-Finance, Secretary and Treasurer of Gould Electronics Inc. since January 2002. From July 1994 until January 2002, he was Vice President-Finance. He also has served without pay as Treasurer of Encore Computer Corporation from March 1999 to the present.

     R. Richard Steiner: Mr. Steiner has served as Vice President, Sales and Marketing-PCB of Gould Electronics Inc. since August 2000. From January 1995 to August 2000, he was Vice President & General Manager, CAC Division of Gould Electronics Inc. He has also served without pay as a Director of Gould International Electronics (1996) Pte. Ltd. and a Director of Johnson & Johnston Associates, a wholly owned subsidiary.

     William W. Wonders: Mr. Wonders has served as Vice President-Human Resources of Gould Electronics Inc. since January 2002. Prior to January 2002, he served as Director of Benefits and Division Human Resource Manager since November 1980.

     Each of the foregoing individuals is a citizen of the United States and, unless otherwise indicated, each of their business addresses is c/o Gould Electronics Inc., 34929 Curtis Boulevard, Eastlake, Ohio 44095.

Japan Energy Corporation

     Akihiko Nomiyama: Mr. Akihiko Nomiyama has served as Chairman and Chief Executive Officer of Japan Energy Corporation since April 2002. From June 2000 to March 2002, he also served as Chairman, President and Chief Executive Officer of Japan Energy Corporation. From June 1996 to June 2000, Mr. Nomiyama served as President and Chief Executive Officer of Japan Energy Corporation.

     Mitsunori Takahagi: Mr. Mitsunori Takahagi has served as President of Japan Energy Corporation since April 2002. From June 2000 to March 2002, he was the Senior Executive Corporate Officer and a Director. From June 1998 to June 2000, Mr. Takahagi was the Executive Corporate Officer and a Director and from April 1997 to June 1998, he was the General Officer of Kinki Branch Office and a Director of Japan Energy Corporation.

     Koichi Seno: Mr. Koichi Seno has served as Senior Executive Officer and a Director and Group General Manager (Managerial Staff Group) of Japan Energy Corporation since June 2002. From April 2002 to June 2002, he was the Senior Executive Corporate Officer and a Director of Japan Energy Corporation and from June 2000 to June 2002, he was the Executive Corporate Officer of Kashima Oil Co., Ltd. From June 1999 to June 2000, Mr. Seno was the Corporate Officer and General Manager of Mizushima Oil Refinery of Japan Energy Corporation. From June 1998 to June 1999, he was a Director and the General Manager of Mizushima Oil Refinery of Japan Energy Corporation and from June 1997 to June 1998, he was a Director and Deputy General Manager of Mizushima Oil Refinery of Japan Energy Corporation.

     Hirohumi Tokita: Mr. Hirohumi Tokita has served as Executive Corporate Officer and a Director and Group General Manager (Petroleum Supply & Logistics Group) of Japan Energy Corporation since June 2001. From June 1999 to March 2001, he was a Corporate Officer and Group General Manager (LP Gas Group) and from June 1996 to June 1999, he was an Associate Corporate Officer and Group General Manager (LP Gas Group) of Japan Energy Corporation.

     Takehiko Okubo: Mr. Takehiko Okubo has served as Executive Corporate Officer and a Director and Group General Manager (LP Gas Group) of Japan Energy Corporation since June 2001. From April 2001 to June 2001, he was a Corporate Officer and Group General Manager (LP Gas Group), from June 2000 to April 2001, he was a Corporate Officer and Group General Manager (Industrial Fuel & Lubricants Group), from June 1999 to June 2000, he was a Corporate Officer and Assistant Group General Manager (Industrial Fuel & Lubricants Group) and from June 1996 to June 1999, Mr. Okubo was an Associate Corporate Officer and Group General Manager (Petroleum Retail Marketing Group) of Japan Energy Corporation.

     Kenji Arakawa: Mr. Kenji Arakawa has served as Executive Corporate Officer and a Director and Group General Manager (Petroleum Refining Group and Environment & Safety Headquarters) of Japan Energy Corporation since June 2001. From April 2001 to June 2001, he was a Corporate Officer and Group General Manager (Petroleum Refining Group and Environment & Safety Headquarters), from June 2000 to March 2001, he was a Corporate Officer and Assistant Group General Manager (Petroleum Refining Group and Environment & Safety Headquarters), from June 1999 to June 2000, he was a Corporate Officer and Assistant Group General Manager (Petroleum Refining Group) and from June 1997 to June 1999, Mr. Arakawa was an Associate Corporate Officer and General Manager (Petroleum Refining Group, Refining) of Japan Energy Corporation.

     Hitoshi Matsui: Mr. Hitoshi Matsui has served as Executive Corporate Officer and a Director and Group General Manager (Exploration & Production Group) of Japan Energy Corporation since June 2002. From April 2002 to June 2002, he was Executive Corporate Officer and Group General Manager (Exploration & Production Group), from April 2001 to March 2002, he was a Corporate Officer and Group General Manager (Exploration & Production Group), from June 1999 to March 2001, he was an Associate Corporate Officer and Assistant General Manager (Exploration & Production Group) and from June 1997 to June 1999, Mr. Matsui was an Associate Corporate Officer and General Manager (Planning and Coordination Dept., Energy Resources Development) of Japan Energy Corporation.

     Michio Sakuma: Mr. Michio Sakuma has served as a Director of Japan Energy Corporation and also President of Fuji Oil Co., Ltd. since June 1999. From June 1998 to June 1999, he was the Statutory Auditor of Japan Energy Corporation, from June 1997 to June 1998, he was an Executive Vice President of Fuji Oil Co., Ltd. Mr. Sakuma's business address is c/o Fuji Oil Co., Ltd., 3-18, 4 chome Nihonbashi Muromachi, Chuo-ku, Tokyo, 103-0022.

     Osamu Sakata: Mr. Osamu Sakata has served as Executive Corporate Officer and General Manager, Mizushima Oil Refinery, of Japan Energy Corporation since April 2002. From June 2000 to March 2002, he was a Corporate Officer, General Manager, Chita Oil Refinery of Japan Energy Corporation, from June 1998 to June 2000, he was an Associate Corporate Officer, General Manager, Chita Oil Refinery and from June 1995 to June 1998, Mr. Sakata was an Associate Corporate Officer, Deputy General Manager, Chita Oil Refinery.

     Masanori Okada: Mr. Masanori Okada has served as a Corporate Officer and Group General Manager (Electro Materials Group) of Japan Energy Corporation since April 2001 and is also a Director of Gould Electronics Inc. From June 1998 to October 2000, he was Associate Director, and General Manager, Control & Coordination, of Electronic Materials Group of Japan Energy Corporation. and from June 1997 to June 1998, he was General Manager, Planning Dept., of Electronic Materials Division of Japan Energy Corporation.

     Isao Yamanashi: Mr. Isao Yamanashi has served as Associate Corporate Officer of Japan Energy Corporation since January 2002 and is also Chairman of the Board of Gould Electronics Inc. From February 2001 to December 2001, he was Director of the Board, Senior Vice President and Chief Financial Officer of Gould Electronics Inc. and also Associate Corporate Officer of Japan Energy Corporation. From December 2000 to February 2001, Mr. Yamanashi was Associate Corporate Officer of Japan Energy Corporation and from June 1999 to December 2000, he was Associate Corporate Officer and General Manager, Crude Oil & Petroleum Products Trading , of International Petroleum Group.

     Takashi Suzuki: Mr. Takashi Suzuki has served as Associate Corporate Officer of Japan Energy Corporation since January 2002 and is also a Director of Gould Electronics Inc. From June 1998 to December 2001, he was Associate Corporate Officer of Japan Energy Corporation and from June 1997 to June 1998, he was General Manager, Isohara plant of Japan Energy Corporation.

     Each of the foregoing individuals is a citizen of Japan and, unless otherwise indicated, each of their business addresses is c/o Japan Energy Corporation, 10-1, 2 chome Toranomon, Minato-ku, Tokyo 105-8407.

     None of the filing persons and none of the other foregoing entities or individuals has, during the past five years:

     (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and

     (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction

     In response to the following subsections of Item 1004:

     (a) The information appearing under the captions "The Proposed Settlement;" "Reasons for and Benefits of the Proposed Settlement;" and "Voting Securities and Stockholders Entitled to Vote" in the Information Statement is incorporated herein by reference.

     (b) The information appearing under the caption "Interests of Certain Persons in the Proposed Settlement" in the Information Statement is incorporated herein by reference.

     (c) The information appearing under the captions "The Proposed Settlement" and "Ability to Opt Out of Proposed Settlement" in the Information Statement is incorporated herein by reference.

     (d) The information appearing under the captions "Dissenters' Rights" in the Information Statement is incorporated herein by reference.

     (e) The Company will not provide unaffiliated stockholders with access to the Company's corporate files or permit unaffiliated stockholders to obtain counsel or appraisal services at the Company's expense.

     (f)  Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

     In response to the following subsections of Item 1005:

     (a)  Not applicable.

     (b)-(c) and (e) The information appearing under the captions "Background; Description of the Action;" "The Proposed Settlement;" and "Releases" in the Information Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     In response to the following subsections of Item 1006:

     (b) The information appearing under the caption "The Dissolution" in the Information Statement is incorporated herein by reference.

     (c)(1)-(8) The information appearing under the captions "The Proposed Settlement;" "The Dissolution;" "Market for Our Securities;" and "Reporting Obligations Under the Securities Exchange Act of 1934" in the Information Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

     In response to the following subsections of Item 1013:

     (a) The information appearing under the captions "The Proposed Settlement" and "Reasons for and Benefits of the Proposed Settlement" in the Information Statement is incorporated herein by reference.

     (b) The information appearing under the caption "Background; Description of the Action" in the Information Statement is incorporated herein by reference.

     (c) The information appearing under the caption "Reasons for and Benefits of the Proposed Settlement" in the Information Statement is incorporated herein by reference.

     (d) The information appearing under the captions "The Proposed Settlement;" "Effect of an Order and Final Judgment of the Court of Chancery;" "Releases;" "The Dissolution;" "Ability to Opt Out of Proposed Settlement;" "Market for Our Securities;" and "Reporting Obligations Under the Securities Exchange Act of 1934" in the Information Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction

     In response to the following subsections of Item 1014:

     (a)-(b) The information appearing under the caption "Reasons for and Benefits of the Proposed Settlement" and "Fairness of Proposed Settlement and Dissolution and Liquidation" in the Information Statement is incorporated herein by reference.

     (c) The information appearing under the caption "Voting Securities and Shareholders Entitled to Vote" in the Information Statement is incorporated herein by reference.

     (d) The information appearing under the caption "Fairness of Proposed Settlement and Dissolution and Liquidation" in the Information Statement is incorporated herein by reference.

     (e) The information appearing under the caption "Fairness of Proposed Settlement and Dissolution and Liquidation" in the Information Statement is incorporated herein by reference.

     (f)     Not applicable.

Item 9.   Reports, Opinions, Appraisals and Negotiations

     In response to the following subsections of Item 1015:

     (a) The Company has not received any reports, opinions or appraisals from outside parties concerning the Proposed Settlement and dissolution and liquidation, including, but not limited to, reports regarding the fairness of the Proposed Settlement.

     (b)     Not applicable.

     (c)     Not applicable.

Item 10.  Source and Amount of Funds or other Consideration

     In response to the following subsections of Item 1007:

     (a) The information appearing under the caption "The Proposed Settlement" in the Information Statement is incorporated herein by reference.

     (b)     Not applicable.

     (c) The information appearing under the caption "The Proposed Settlement" in the Information Statement is incorporated herein by reference.

     (d)     Not applicable.

     Item 11. Interest in Securities of the Subject Company

     In response to the following subsections of Item 1008:

     (a) The information appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement is incorporated herein by reference.

     (b)     Not applicable.

     Item 12. The Solicitation or Recommendation

     In response to the following subsections of Item 1012:

     (d) The information appearing under the caption "Interests of Certain Persons in the Proposed Settlement" and "Voting Securities and Stockholders Entitled to Vote" in the Information Statement is incorporated herein by reference.

     (e)     Not applicable.

Item 13.  Financial Statements

     In response to the following subsections of Item 1010:

     (a) The information appearing under the captions "Item 1 Financial Statements" in the Form 10-Q and "Item 8 Financial Statements and Supplementary Data" in the Form 10-K is incorporated herein by reference. Copies of the Form 10-K and Form 10-Q are available to the public over the Internet at the Commission's web site at http://www.sec.gov. Copies can also be read and copied at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Furthermore, copies of these filings can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

     (b)     Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

             Not applicable.

Item 15.  Additional Information

             Not applicable.

Item 16.  Exhibits

     In response to the following subsections of Item 1016:

     (a) See Information Statement and the Notice of Pendency of Class Action, Proposed Settlement of Class Action, and Settlement Hearing, copies of which are filed as exhibits hereto.

     (b)-(c) Not applicable.

     (d) See Stipulation and Agreement of Compromise, Settlement and Release dated as of July 29, 2002, a copy of which is filed as an exhibit hereto.

     (f)-(g) Not applicable.

                                    SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of the 29 day of August, 2002.



                                            ENCORE COMPUTER CORPORATION


                                            By:    /s/ THOMAS N. RICH
                                               ---------------------------------
                                               Name:  Thomas N. Rich
                                               Title: Treasurer